Delisting Determination, The Nasdaq Stock Market, LLC, April 9, 2024, YanGuFang International Group Co., Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of YanGuFang International Group Co., Ltd., effective at the opening of the trading session on April 19, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(a)(1) and 5250(c)(1).
The Company was notified of the Staff determination on March 15, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on March 26, 2024. The Staff determination to delist the Company securities became final on March 26, 2024.